Exhibit 99.2

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

Canadian generally accepted accounting principles (“Canadian GAAP”) varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”).  The effect of these principal differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

Consolidated Statements of Operations	Note	December 31, 2010	December 31, 2009	December 31, 2008

Net Loss under Canadian GAAP		$(23,792)	$(7,992)	$(4,256)
Decrease in depletion and amortization	a,b	8,735	4,318	901
Increase in exploration costs	a	(21,691)	(13,615)	(27,381)
(Increase) decrease in stock-based compensation	g	(1,819)	800	-
(Increase) decrease in interest expense	f	-	1,365	(1,365)
Increase (decrease) in future income taxes recovered	a	2,975	2,126	(2,182)
Net loss under U.S. GAAP		$(35,592)	$(12,998)	$(34,283)

Basic and fully diluted loss per share under U.S. GAAP		$(0.42)	$(0.17)	$(0.54)

Consolidated Balance Sheets	Note	December 31, 2010	December 31, 2009	December 31, 2008

Total assets under Canadian GAAP		$579,276	$550,595	$303,834
Decrease in inventory	a,c	(1,321)	(838)	(278)
Increase in other assets	d, f	3,434	4,198	652
Decrease in property, plant and equipment	a, b	(63,775)	(33,330)	(14,909)
Decrease in mineral exploration projects	a, c	(32,208)	(50,180)	(59,862)
Total assets under U.S. GAAP		$485,406	$470,445	$229,437

Total liabilities under Canadian GAAP		$254,066	$204,699	$107,110
Decrease in future income tax liability	a,h	(5,101)	(2,126)	-
Increase (decrease) in deferred compensation liability	g	1,019	(800)	-
Increase in notes payable	d	3,434	4,198	2,019
Total liabilities under U.S. GAAP		$253,418	$205,971	$109,129

Shareholders' equity under Canadian GAAP		325,210	345,896	196,724
Cumulative U.S. GAAP adjustment		(93,222)	(81,422)	(76,416)
Shareholders' equity under U.S GAAP		231,988	264,474	120,308
Total liabilities and shareholders' equity under U.S. GAAP		$485,406	$470,445	$229,437

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

The following shows the impact on operating, investing and financing cash flows after considering U.S. GAAP adjustments:

Consolidated Statements of Cash Flows	Note	December 31, 2010	December 31, 2009	December 31, 2008

Cash used in operations under Canadian GAAP		$19,631	$31,923	$(1,410)
Mineral exploration	a	(21,691)	(13,615)	(27,381)
Cash used in operations under U.S. GAAP		$(2,060)	$18,308	$(28,791)

Cash used in investing activities under Canadian GAAP		$(130,114)	$(85,500)	$(89,297)
Mineral exploration	a	21,691	13,615	27,381
Cash used in investing activities under U.S. GAAP		$(108,423)	$(71,885)	$(61,916)

a)	Mineral Properties

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties, excluding greenfield exploration expenditures which are expensed as incurred. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further development costs are capitalized.

On September 11, 2008, a bankable feasibility study determined that there were commercially mineable reserves at the Satinoco mine for U.S. GAAP purposes. All exploration costs related to the Satinoco mine prior to the fourth quarter of 2008 have been expensed and all development costs after October 1, 2008 have been capitalized, for U.S. GAAP purposes.

On September 17, 2008, a bankable feasibility study determined that there were commercially mineable reserves at the Pilar and Roca Grande mines for U.S. GAAP purposes. All exploration costs related to the Pilar and Roca Grande mines prior to the fourth quarter of 2008 have been expensed and all development costs after October 1, 2008 have been capitalized, for U.S. GAAP purposes.

For U.S. GAAP purposes, all exploration and development expenses not related to Sabara, Turmalina, Santa Isabel, Satinoco, Pilar and Roca Grande have been expensed.  Due to differences in the asset bases for Canadian and U.S. GAAP, the annual depreciation, amortization and depletion charge will differ.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities to the extent that they are not capitalized.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

b)	Transition from Development Stage to Production

Under U.S. GAAP, new production facilities are placed in service once the facility has been constructed and fully tested to the point where it can be shown that it is capable of producing its intended product. Under Canadian GAAP, new production facilities are placed in service when output reaches a significant portion of the facility’s design capacity. As such, the new Sabara plant was placed in service on January 1, 2006 for U.S. GAAP purposes and on August 1, 2006 for Canadian GAAP purposes.  The Sabara plant was shut down during 2009.  The impairment charge for Canadian GAAP was higher than for U.S. GAAP because under Canadian GAAP the net book value of the plant was higher since we started depreciating the assets at a later point in time.

c)	Stripping Costs

Under Canadian GAAP, the Company accounts for stripping costs in accordance with EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). Under EIC-160, stripping costs are accounted for according to the benefit received by the Company and are capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have been accessible in the absence of this activity. However, under U.S. GAAP, as outlined under Accounting Standards Codification (“ASC”) 930-330 (formerly, EITF Issued No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”), all stripping costs incurred during the production of a mine are considered variable production costs during the period that the stripping costs are incurred.

d)	Deferred Financing Fees

For Canadian GAAP, unamortized deferred financing fees are netted against the related debt.  For U.S. GAAP, unamortized deferred financing fees are presented on the balance sheet as a separate asset.

e)	Statement of Comprehensive Income/Loss

There is no statement of Comprehensive Income shown for U.S. GAAP purposes due to the fact that there are no differences between net loss and comprehensive loss.

f)	Early Repayment Option

For Canadian GAAP, the Company separated the early repayment option for the private placement notes and recorded the fair value of $1.4 million related to this embedded derivative asset and a corresponding decrease in interest expense for the year ended December 31, 2008, under Canadian GAAP. Under U.S. GAAP, the Company is not permitted to separate the early repayment option.

For Canadian GAAP, the early payment option asset was written off in 2009 since the private placement notes were repaid.  Under U.S. GAAP, the interest expense in 2009 was lower by $1.4 million since the early payment option asset was not recorded in 2008.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

g)	Stock Appreciation Rights Plan

A Stock Appreciation Rights Plan (“SAR”) was established during 2008 which allows the Company to grant performance awards to senior officers, employees, directors or consultants of the Company.  SARs that call for eventual settlement in cash based upon the increase in price of the Company’s common shares from the grant date to a future vesting date (Note 14) are recorded at intrinsic value under Canadian GAAP and such intrinsic value is amortized on a graded vesting basis. Under U.S. GAAP, the cost of stock-based awards that are settled in cash, are required to be measured at fair value on each reporting date and such fair value is amortized on a straight-line basis over the vesting period. As a result of the foregoing difference, stock-based compensation expense would increase by $1.8 million under U.S. GAAP for the year ended December 31, 2010 (2009 - $800,000 decrease, 2008 - $nil)

At December 31, 2010, the recorded liability for these awards is $1 million higher under U.S. GAAP than recorded under Canadian GAAP (2009 - $800,000 lower and 2008 - $nil).

h)	Convertible Notes

The Company allocated the net proceeds from the 4.5% senior unsecured convertible notes based on the fair values of similar debt instruments without an associated conversion option.  The remaining portion of the net proceeds was allocated to contributed surplus.

As a result of classifying the liability and equity components of a compound financial instrument according to its substance, in accordance with HB 3863 and ASC 470-20, the component of a compound financial instrument classified as a liability is different from the tax basis of the instrument. Under Canadian GAAP if the enterprise is able to settle the instrument without the incidence of tax, the tax basis of the liability component is considered to be the same as its carrying amount and there is no temporary difference.

For U.S. GAAP purposes, when the tax basis of a compound financial instrument is different from the accounting basis, the Company is required to record a deferred tax liability with an offset adjustment to contributed surplus under ASC 470-20. However, the recognition of the adjustment to contributed surplus has been offset by a reduction in the valuation allowance against future tax assets for the same amount.

As a result of the forgoing the Company recognized a future tax liability of $11,603 through a charge to contributed surplus.  This future tax liability directly resulted in a reduction of the valuation allowance on existing future tax assets.  This reduction was allocated to contributed surplus.

i)      Accounting for Uncertainty in Income Taxes

As at December 31, 2010, the Company had $8.0 million of unrecognized tax benefits (2009-$7.7 million), which arose as a result of tax positions taken during 2009, 2008 and 2007.  If recognized, this amount would be recorded as a benefit to income taxes in the Consolidated Statements of Operations and Comprehensive Loss, and therefore would have an impact on the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in other operating expenses.  During the year ended December 31, 2010, the Company recognized $1.0 million of interest and penalties (2009 - $1.1 million, 2008- $238,000).  The Company had $2.4 million of interest and penalties accrued at December 31, 2010 (December 31, 2009- $ 1.4 million and December 31, 2008 - $0.2 million).

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

The Company is subject to taxes in Brazil, Canada and the United States of America.  The tax years of major tax jurisdictions that remain subject to examination as of December 31, 2010 are as follows:

Brazil	2005 to Present
Canada	2005 to Present
United States of America	2007 to Present

j)      Stock Compensation

Effective January 1, 2006, the Company adopted ASC 718 (formerly, SFAS 123(R), Share-Based Payments); to account for share based payments to employees, directors and consultants.  The adoption of ASC 718 did not have a material impact on stock-based compensation expense for 2006.  Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

A summary of the status of the Company’s non-vested share options as of December 31, 2010 is presented below:

	Awards	Weighted Average Grant-Date Fair Value
Non-vested as of January 1, 2010	270,000	$3.47
Granted	-	-
Vested	(270,000)	3.47
Forfeited	-
Non-vested as of December 31, 2010	-	$-

The total intrinsic value of the options exercised and the total fair value of options that vested during 2010 is $3.6 million (2009 - $13.8 million; 2008 - $5.6 million) and $937,000 (2009 - $902,000; 2008 - $762,000) respectively.

As at December 31, 2010, there were no unrecognized compensation costs related to non-vested stock options.

As at December 31, 2010, the aggregate intrinsic value of options outstanding is $2.9 million, while the aggregate intrinsic value of the options that are currently exercisable is $2.9 million.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

k)	Fair Value Measurements

ASC 820-10 (formerly, SFAS 157 “Fair Value Measurements”) prescribes a  three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities, and is consistent with the requirements of CICA Handbook Section 3862 - Financial Instruments - Disclosures. The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2010 have been disclosed within Note 5 of the consolidated financial statements.

Unlike Canadian GAAP, however, US GAAP also requires disclosure of the fair values of assets and liabilities that are measured at fair value on a non-recurring basis, which, as of December 31, 2010, are as follows:

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate fair value

Sabara property, plant, and equipment	-	-	690	-

l)      Effective Interest Rate

The effective interest rate on the Company’s note due payable to RMB International was nil (2009 - nil; 2008 - 21%), was 10% (2009 - 10%; 2008 - 10%) on its note due payable to CVRD, was nil (2009 - 16%; 2008 - 16%) on its private placement notes and was 11.65% on its convertible notes (2009 - 11.65% and 2008 - nil).

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

m)	Recent Accounting Pronouncements

i.	Subsequent Events

In May 2009, the FASB issued ASC 855 (formerly, SFAS No. 165, Subsequent Events).  The pronouncement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 became effective for interim or annual periods ending after June 15, 2009. In February 2010, the FASB issued ASU 2010-09, Subsequent Events, (“ASU 2010-09”), which updated ASC Topic 855. ASU 2010-09 removes the requirement, effective immediately, to disclose the date through which an entity has evaluated subsequent events. The adoption of this standard did not have a significant impact on the Company’s financial statements.

ii.	Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets, (“ASU 2009-16”), which is codified in ASC Topic 860, Transfers and Servicing. This pronouncement provides guidance for de-recognition of transferred financial assets. ASU 2009-16 is effective for financial asset transfers occurring after the beginning of our fiscal year that begins January 1, 2010. Early adoption of  ASU 2009-16 is prohibited. The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASU 2009-16 on January 1, 2010.

iii.	Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, (“ASU 2009-17”), which is codified in ASC Topic 810, Consolidations. This pronouncement amends the consolidation guidance that applies to variable interest entities. ASU 2009-17 is effective for our fiscal year that begins January 1, 2010, and early adoption is prohibited. The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASU 2009-17 on January 1, 2010.

iv.	Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, (“ASU 2010-06”), which is codified in ASC Topic 820, Fair Value Measurements, and Topic 715, Compensation - Retirement Benefits. This pronouncement expands disclosures about fair value measurements and is effective for our 2010 fiscal year. The Company determined that there was no material effect on the consolidated financial statements as a result of adopting ASU 2010-06 on January 1, 2010.

Jaguar Mining Inc.
Schedule of Reconciliation between Canadian and U.S. GAAP
Years ended December 31, 2010, 2009 and 2008
(Expressed in thousands of U.S. Dollars)

v.	Accounting for Various Topics - Technical Corrections

In January 2010, the FASB issued ASU 2010-04, Accounting for Various Topics - Technical Corrections to SEC Paragraphs, (“ASU 2010-04”). ASU 2010-04 makes technical corrections to existing SEC guidance including the following topics: accounting for subsequent investments, termination of an interest rate swap, issuance of financial statements - subsequent events, use of residential method to value acquired assets other than goodwill, adjustments in assets and liabilities for holding gains and losses, and selections of discount rate used for measuring defined benefit obligation.  In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics, (“ASU 2010-08”).  ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The Company determined that there was no impact on the consolidated financial statements as a result of adopting ASU 2010-04 and ASU 2010-08 on January 1, 2010.

Accounting Pronouncements Issued But Not Yet Implemented

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which is codified in ASC Topic 605, Multiple-Element Arrangements.  ASU 2009-13 requires entities to allocate revenues in the absence of vendor-specific objective evidence or third party evidence of selling price for deliverables using a selling price hierarchy associated with the relative selling price method. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  The adoption of ASU 2009-13 will have no effect on our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, Compensation - Stock Compensation: Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”), which is codified in ASC Topic 718, Compensation - Stock Compensation. ASU 2010-13 provides amendments to ASC Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU 2009-13 will have no effect on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations, (“ASU 2010-29”), which is codified in ASC Topic 805. ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2010-29 will have no effect on our consolidated financial statements.